EXHIBIT 99.3

VERMILION ENERGY INC.

2010 AUDITED ANNUAL FINANCIAL STATEMENTS

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategy and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	net revenue;
•	future production levels and rates of average annual production growth;
•	exploration plans;
•	development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other costs;
•	royalty rates;
•	Vermilion's additional` future payment in connection with the Corrib acquisition;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field;
•	estimate of Vermilion’s share of the expected gas rates from the Corrib field; and

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management’s expectations relating to the timing and results of development activities

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2010 Audited Annual Financial Statements – Exhibit 99.3

MANAGEMENT’S REPORT TO SHAREHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. (“Vermilion” or the “Company”) are the responsibility of management and have been approved by the Board of Directors of Vermilion Resources Ltd., on behalf of the Company. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date.  Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Trust’s Independent Registered Chartered Accountants, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte & Touche LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the Report of Independent Registered Chartered Accountants before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A company’s internal control system is designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and adequately safeguarded. Based on this evaluation, management concluded that Vermilion’s system of internal control over financial reporting was effective as of December 31, 2010.

Deloitte & Touche LLP audited our consolidated financial statements as stated in their report which is on page 4 of this Exhibit 99.3 of Form 40-F and has issued an attestation report on our internal control over financial reporting.

(“Lorenzo Donadeo”)	(“Curtis W. Hicks”)

Lorenzo Donadeo	Curtis W. Hicks
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
March 10, 2011

2010 Audited Annual Financial Statements – Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the accompanying consolidated financial statements of Vermilion Energy Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of earnings, comprehensive income and retained earnings, and cash flows for the years then ended and the notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Inc. and subsidiaries as at December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Other matter

On March 10, 2011, we reported separately to the Shareholders of Vermilion Energy Inc. on our audits, conducted in accordance with Canadian generally accepted auditing standards, of the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles, but which excluded Note 21 Differences Between Canadian and United States of America Generally Accepted Accounting Principles.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 10, 2011

2010 Audited Annual Financial Statements – Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Vermilion Energy Inc.:

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended December 31, 2010 and our report dated March 10, 2011 expressed an unqualified opinion on those financial statements.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 10, 2011

2010 Audited Annual Financial Statements – Exhibit 99.3

CONSOLIDATED BALANCE SHEETS
DECEMBER 31
(THOUSANDS OF CANADIAN DOLLARS)

	2010	2009
ASSETS
Current
Cash and cash equivalents (Note 16)	$145,623	$99,066
Short-term investments	15,132	15,895
Accounts receivable	147,329	117,051
Crude oil inventory	10,707	5,235
Derivative instruments (Note 12)	10,249	8,217
Prepaid expenses and other	11,157	11,422
Future income taxes (Note 7)	2,902	-
	343,099	256,886
Derivative instruments (Note 12)	942	7,896
Future income taxes (Note 7)	151,477	119,714
Long-term investments	3,108	4,342
Goodwill (Note 9)	51,589	19,840
Reclamation fund (Note 5)	-	69,003
Capital assets (Note 4)	2,031,501	1,606,995
	$2,581,716	$2,084,676
LIABILITIES
Current
Accounts payable and accrued liabilities	$253,086	$197,633
Dividends or distributions payable	16,910	15,109
Derivative instruments (Note 12)	12,143	1,772
Income taxes payable	58,795	2,366
Future income taxes (Note 7)	-	683
	340,934	217,563
Derivative instruments (Note 12)	1,767	-
Long-term debt (Note 6)	302,558	159,723
Amount due pursuant to acquisition (Note 3)	114,349	111,402
Asset retirement obligations (Note 5)	274,560	237,110
Future income taxes (Note 7)	246,982	218,764
	1,281,150	944,562
Non-controlling interest - exchangeable shares (Note 9)	-	100,824
SHAREHOLDERS’ OR UNITHOLDERS’ EQUITY
Shareholders’ capital (Note 8)	1,045,930	-
Unitholders’ capital (Note 8)	-	711,667
Contributed surplus (Note 8)	39,841	30,413
Retained earnings	214,795	297,210
	1,300,566	1,039,290
	$2,581,716	$2,084,676

APPROVED BY THE BOARD

(“W. Kenneth Davidson”)	(“Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

2010 Audited Annual Financial Statements – Exhibit 99.3

CONSOLIDATED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE OR UNIT AND PER SHARE OR UNIT AMOUNTS)

	2010	2009
REVENUE
Petroleum and natural gas revenue	$727,805	$639,751
Royalties	(83,509)	(97,632)
	644,296	542,119
EXPENSES AND OTHER EXPENSE (INCOME)
Operating	144,595	139,606
Transportation	26,698	18,939
Equity based compensation (Note 10)	28,170	18,196
Loss (gain) on derivative instruments (Note 12)	3,906	(4,526)
Interest	13,370	13,268
General and administration	42,842	31,192
Foreign exchange (gain)	(26,132)	(39,894)
Other expense (income)	2,469	(8,021)
Depletion, depreciation and accretion	271,556	248,726
	507,474	417,486
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	136,822	124,633

INCOME TAXES (NOTE 7)
Future	(55,383)	(30,963)
Current	72,701	29,429
	17,318	(1,534)
OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 9)	8,241	17,977
(Gain) related to equity method investment (Note 3)	-	(77,308)
	8,241	(59,331)
NET EARNINGS AND COMPREHENSIVE INCOME	111,263	185,498
Retained earnings, beginning of year	297,210	280,959
Distributions declared (Note 8)	(122,236)	(166,385)
Dividends declared (Note 8)	(67,508)	-
Equity-settled distributions on vested equity based awards (Note 8)	(3,934)	(2,862)

RETAINED EARNINGS, END OF YEAR	$214,795	$297,210

NET EARNINGS PER SHARE OR UNIT (NOTE 11)
Basic	$1.34	$2.56
Diluted	$1.32	$2.53

WEIGHTED AVERAGE SHARES OR UNITS OUTSTANDING (NOTE 11)
Basic	83,155,116	72,405,606
Diluted	84,497,279	80,569,607

2010 Audited Annual Financial Statements – Exhibit 99.3

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(THOUSANDS OF CANADIAN DOLLARS)

	2010	2009
OPERATING
Net earnings	$111,263	$185,498
Adjustments:
Depletion, depreciation and accretion	271,556	248,726
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 12)	17,060	863
Equity based compensation	28,170	18,196
(Gain) related to equity method investment	-	(77,308)
Unrealized foreign exchange (gain)	(20,509)	(40,374)
Non-controlling interest - exchangeable shares	8,241	17,977
Change in unrealized gains and losses and accruals included in other expense (income) relating to investments	3,089	(8,052)
Proceeds from held for trading investments	-	2,674
Future income taxes	(55,383)	(30,963)
	363,487	317,237
Asset retirement obligations settled (Note 5)	(6,861)	(10,139)
Changes in non-cash operating working capital (Note 13)	64,656	(76,782)
Cash flows from operating activities	421,282	230,316

INVESTING
Drilling and development of petroleum and natural gas properties	(432,182)	(194,666)
Acquisition of petroleum and natural gas properties	(6,655)	(159,536)
Proceeds from (purchase of) short-term investments	64,889	(6,404)
Long-term investment (Note 3)	-	136,479
Withdrawals from the reclamation fund (Note 5)	812	-
Changes in non-cash investing working capital (Note 13)	14,073	(1,631)
Cash flows (used in) investing activities	(359,063)	(225,758)

FINANCING
Increase (decrease) in long-term debt	142,700	(37,053)
Issue of trust units for cash (Note 8)	-	240,178
Issue of common shares or trust units pursuant to the dividend or distribution reinvestment plans	40,824	-
Cash distributions	(121,966)	(164,616)
Cash dividends	(65,977)	-
Cash flows (used in) from financing activities	(4,419)	38,509
Foreign exchange (loss) on cash held in foreign currencies	(11,243)	(11,232)

Net change in cash and cash equivalents	46,557	31,835
Cash and cash equivalents, beginning of year	99,066	67,231
Cash and cash equivalents, end of year (Note 16)	$145,623	$99,066

Supplementary information - cash payments
Interest paid	$13,585	$12,301
Income taxes paid	$16,272	$84,686

2010 Audited Annual Financial Statements – Exhibit 99.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - YEARS ENDED DECEMBER 31, 2010 AND 2009
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE OR UNIT AND PER SHARE OR UNIT AMOUNTS)

1.     BASIS OF PRESENTATION AND CORPORATE CONVERSION

Vermilion Energy Inc. (“Vermilion” or the “Company”) is actively engaged in the business of oil and natural gas development, acquisition and production.  The Company is the successor entity to Vermilion Energy Trust (the “Trust”) following a corporate conversion completed on September 1, 2010 pursuant to an arrangement under the Business Corporations Act (Alberta).

As a result of that conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd. received 1.89344 common shares for each exchangeable share held (see Note 9). There were no exchangeable shares outstanding following the conversion.

The conversion was accounted for on a continuity of interests basis, which recognizes Vermilion as the successor entity and accordingly, all comparative information presented for the pre-conversion period is that of the Trust.  All transaction costs associated with the conversion were expensed as incurred as general and administration expense.

2.     SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “GAAP”) and include the accounts of Vermilion and its subsidiaries, all of which are wholly owned, on a consolidated basis.  Intercompany account balances and transactions are eliminated upon consolidation.

Vermilion currently has no variable interest entities of which it is the primary beneficiary and accordingly the consolidated financial statements do not include the accounts of any such entities.

Petroleum and Natural Gas Operations
Vermilion uses the full-cost method of accounting for petroleum and natural gas operations and capitalizes all exploration and development costs on a country-by-country basis.  These costs include land acquisition, geological and geophysical costs, drilling on producing and non-producing properties, overhead costs related to exploration and development and other carrying charges on unproven properties.  Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a 20% or greater change in the rate of depletion and depreciation.

Amortization of these costs plus future development costs to develop proved reserves is calculated on a country-by-country basis using the unit-of-production method based on estimated proved reserves, before royalties, as determined by independent engineers.  The cost of significant unevaluated properties is excluded from the depletion and depreciation base.  For the purpose of the depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

At least annually, the carrying value of Vermilion’s petroleum and natural gas properties is compared to the sum of the undiscounted cash flows expected to result from Vermilion’s proved reserves on a country-by-country basis (the “ceiling test”).  If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the assets to the estimated net present value of future cash flows from proved plus probable reserves.  This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate.  Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment which is charged to earnings.

A significant portion of the exploration, development and production activities of Vermilion are conducted jointly with others and, accordingly, the consolidated financial statements reflect only Vermilion’s proportionate interest in such activities.

2010 Audited Annual Financial Statements – Exhibit 99.3

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Vermilion recognizes the estimated liability associated with an asset retirement obligation in the consolidated financial statements at the time the liability is incurred.  The estimated fair value of the asset retirement obligation is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted using the unit-of-production method over estimated proved reserves.  The liability amount is increased each reporting period due to the passage of time and this accretion is charged to earnings in the period.  The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows or changes in the original estimated undiscounted costs.  Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded.

The amounts recorded for depletion and depreciation of property, plant and equipment are based on estimates.  The ceiling test for the recoverability of Vermilion’s petroleum and natural gas properties is based on the cash flows expected to result from Vermilion’s reserves.  The asset retirement obligation is based on estimated liabilities related to legal obligations associated with future retirement of property, plant and equipment.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Cash and Cash Equivalents
Cash and cash equivalents include monies on deposit and guaranteed investments that have an original maturity date of not more than 90 days.

Short-Term Investments
Short-term investments are comprised of guaranteed investment certificates with an original maturity date of greater than 90 days.

Furniture and Equipment
Furniture and equipment are recorded at cost and are amortized on a declining-balance basis at rates of 20% to 50% per year.

Crude Oil Inventory
Inventories of crude oil, consisting of production for which title has not yet transferred to the buyer are valued at the lower of cost or net realizable value.  Cost is determined on a weighted-average basis.

Long-Term Investments
Long-term investments over which Vermilion does not have significant influence are carried at fair value.  Dividends received or receivable from the investments are included in Vermilion’s net earnings, with no adjustment to the carrying amount of the investment.

In 2009, the Trust’s investment in Verenex Energy Inc. (“Verenex”) was subject to equity method accounting.  On December 21, 2009, the Trust sold its investment in Verenex (see Note 3) and accordingly, as at December 31, 2010 and 2009, the Trust did not have any investments which were subject to equity method accounting.

Goodwill
Goodwill is tested for impairment at least annually by comparing the fair value of the reporting unit with its carrying amount.  If the carrying amount exceeds the fair value, an impairment loss is recognized for the excess.

Revenue Recognition
Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer.  For Canadian natural gas production, legal title transfer occurs at the intersection of major pipelines (referred to as the “Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the well head.  In Australia, oil is sold at the Wandoo B Platform, in the Netherlands natural gas is sold at the plant gate and in France oil is sold when delivered to the pipeline or when delivered to the refinery via tanker.

2010 Audited Annual Financial Statements – Exhibit 99.3

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments
Cash and cash equivalents and short-term investments are classified as held for trading and are measured at fair value.  A gain or loss arising from a change in the fair value is recognized in net earnings in the current period.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and are then subsequently measured at amortized cost.  The carrying value approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, dividends or distributions payable, long-term debt and amount due pursuant to acquisition, have been classified as other financial liabilities and are initially recognized at fair value and subsequently are measured at amortized cost.  Transaction costs and discounts are recorded against the fair value of long-term debt on initial recognition.

All derivative, debt and equity security investments not subject to consolidation or equity method accounting have been classified as held for trading and are measured at fair value.  Accordingly, gains and losses are reflected in net income in the period in which they arise.  Gains and losses associated with Vermilion’s investments in debt and equity securities are included in other expense (income) in the consolidated statements of earnings.

Equity Based Compensation
Vermilion has equity based long-term compensation plans for directors, officers and employees of Vermilion and its subsidiaries.  The expense recognized for equity based compensation awards is measured as the grant date fair value of the award adjusted for the ultimate number of awards that actually vest as determined by the Company’s achievement of a number of performance conditions.  Equity based compensation expense is recognized in earnings over the vesting period of the awards with a corresponding adjustment to contributed surplus.

Upon vesting, the amount previously recognized in contributed surplus is reclassified to shareholders’ capital.  Vermilion has not incorporated an estimated forfeiture rate for awards that will not vest and instead, Vermilion accounts for forfeitures as they occur.

Per Share or Unit Amounts
Net earnings per share or unit are calculated using the weighted-average number of shares or units outstanding during the period.  Diluted net earnings per share are calculated using the treasury stock method to determine the dilutive effect of equity based compensation plans and outstanding exchangeable shares.  The treasury stock method assumes that the deemed proceeds related to unrecognized equity based compensation expense are used to repurchase shares or units at the average market price during the period.  Equity based compensation awards outstanding are included in the calculation of diluted net earnings per share or unit based on estimated performance factors.

Foreign Currency Translation
The financial position and results of foreign subsidiaries, all of which are considered to be integrated, are translated on the following basis:

-      Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;
-      Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates; and
-      Sales, other revenues, royalties and all other expenses are translated at an appropriately weighted average exchange rate.

Any resulting foreign exchange gains and losses are included in earnings.

2010 Audited Annual Financial Statements – Exhibit 99.3

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
Future income taxes are calculated using the liability method whereby income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the consolidated financial statements of Vermilion and their respective tax bases using substantively enacted income tax rates in the respective jurisdictions that will be in effect when the differences are expected to reverse.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period in which the related legislation is substantively enacted.

Vermilion is subject to current income taxes based on the tax legislation of each respective country in which Vermilion has operations.

Exchangeable Shares - Non-controlling Interest
The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of the equity of Vermilion Resources Ltd.  When the exchangeable shares were converted into shares, the conversion was accounted for as an acquisition of the non-controlling interest at fair value.  Upon conversion of the exchangeable shares, the fair value of the shares issued was recorded in shareholders’ or unitholders’ capital, and the difference between the carrying value of the non-controlling interest and the fair value of the shares was recorded as capital assets or goodwill, as appropriate.

Capitalized Interest
Borrowing costs that are directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset.

3.     ACQUISITIONS AND DISPOSITIONS

a)	Corrib Acquisition

On July 30, 2009, Vermilion completed the acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland for cash consideration of $136.8 million.  Pursuant to the terms of the acquisition agreement, Vermilion will make an additional future payment to the vendor, the amount of which will be between US $135 million and US $300 million depending on the date when first commercial gas is achieved. Management expects that first commercial gas would be achieved at the end of 2012 and that the resulting payment to the vendor will be US $135 million.

To reflect the future payment due to the vendor, Vermilion has recognized a non-current liability which was determined by discounting the expected future payment of US $135 million.  The discount rate used to present value this obligation was 8%, which is Vermilion’s best estimate of the interest rate that would result from an arm’s length borrowing transaction associated with the purchase of these assets.  The cost of this acquisition, which is not a business combination for accounting purposes, was allocated as follows:

Capital assets	$228,898
Future income tax assets	86,074
Asset retirement obligation	(9,788)
Working capital	(57,507)
Total consideration	$247,677

Comprised of:
Cash	$136,832
Present value of estimated future payment due to vendor	110,845
Total consideration	$247,677

2010 Audited Annual Financial Statements – Exhibit 99.3

3.     ACQUISITIONS AND DISPOSITIONS (Continued)

b)      Disposition of Verenex and Related Party Transaction

On December 21, 2009, Vermilion completed the previously announced sale of its 18.8 million shares of Verenex, representing Vermilion’s entire investment in that entity, at $7.29 per share resulting in net proceeds of $136.5 million.  The gain associated with this sale transaction was $80.5 million and is reflected as a gain related to equity method investment on the consolidated statement of earnings.  Also included within the gain related to equity method investment on the consolidated statement of earnings is the equity method loss of $3.2 million for the period prior to the sale transaction.

During the first quarter of 2009, Vermilion acquired a gross overriding royalty from Verenex for cash consideration of $4.5 million.  At the time, Vermilion owned 42% of Verenex.  The transaction was accounted for at the exchange amount and is recorded as acquisition of petroleum and natural gas properties on the consolidated statement of cash flows.

4.     CAPITAL ASSETS

2010	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$3,593,831	$1,576,903	$2,016,928
Furniture and equipment	25,840	11,267	14,573
	$3,619,671	$1,588,170	$2,031,501

2009	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$2,929,311	$1,325,568	$1,603,743
Furniture and equipment	12,450	9,198	3,252
	$2,941,761	$1,334,766	$1,606,995

As at December 31, 2010, Vermilion excluded $101.5 million (2009 - $20.4 million) of undeveloped properties from the depletion and depreciation calculation.  During the year ended December 31, 2010, Vermilion capitalized $1.3 million (2009 - $4.2 million) of overhead costs related to exploration and development activities and $8.8 million (2009 - $3.2 million) of interest expense associated with the unwinding of the discount on the amount due to the vendor pursuant to the Corrib acquisition (see Note 3).  The Company recorded an increase in capital assets of $189.9 million in connection with the corporate conversion and the associated acquisition of the non-controlling interest in 2010 (see Notes 1 and 9).

Vermilion performed ceiling tests at December 31, 2010 and 2009 to assess whether the carrying value of petroleum and natural gas properties and equipment is recoverable.  Based on the calculations, the undiscounted future cash flows from Vermilion’s proved reserves exceeded the carrying values of Vermilion’s petroleum and natural gas properties and equipment in each cost centre at December 31, 2010 and 2009 and therefore, the carrying values are considered recoverable.

2010 Audited Annual Financial Statements – Exhibit 99.3

4.     CAPITAL ASSETS (Continued)

The benchmark prices used in the December 31, 2010 calculations are as follows:

CDN$/BOE	Canada	France	Netherlands	Australia	Ireland
2011	$49.36	$81.01	$61.21	$90.31	$-
2012	$52.72	$81.21	$58.36	$90.05	$-
2013	$55.48	$81.89	$56.92	$90.31	$57.13
2014	$58.52	$85.39	$58.21	$92.35	$58.36
2015	$60.86	$88.21	$60.25	$95.58	$60.32
2016	$62.77	$90.34	$61.78	$98.01	$61.79
2017	$64.85	$92.73	$63.52	$100.78	$63.47
2018	$66.85	$94.95	$65.11	$103.31	$65.00
2019	$69.28	$97.36	$66.86	$106.07	$66.68
2020	$71.55	$99.28	$68.22	$108.23	$67.99
Average increase thereafter	2.0%	2.0%	2.0%	2.0%	2.0%

5.     ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim Vermilion’s net interest in all wells and facilities.  Vermilion has estimated the net present value of its asset retirement obligations to be $274.6 million as at December 31, 2010 (2009 - $237.1 million) based on a total undiscounted future liability after inflation adjustment of $967.5 million (2009 - $857.2 million).  These payments are expected to be made over the next 45 years with most of the costs being incurred between 2011 and 2041.  Vermilion used a credit adjusted risk free rate of 8% and inflation rates between 1.4% and 2.6% to calculate the present value of the asset retirement obligations.

The following table reconciles the change in Vermilion’s asset retirement obligations:

	2010	2009
Carrying amount, beginning of year	$237,110	$265,101
Increase in liabilities from drilling activities or acquisitions	885	10,173
Liabilities settled	(6,861)	(10,139)
Changes in estimates	36,301	(24,456)
Accretion expense	18,152	20,255
Foreign exchange	(11,027)	(23,824)
Carrying amount, end of year	$274,560	$237,110

During the years ended December 31, 2010 and 2009, Vermilion reviewed the estimates underlying its asset retirement obligations.  The resulting adjustments are categorized as changes in estimates in the table above.  The change in estimate recorded in the current year resulted from the availability of better data associated with the abandonment obligations for Vermilion’s Netherlands operations.

Vermilion had previously established a reclamation fund to provide for the ultimate payout of the environmental and site restoration costs on its asset base.  After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations and in July 2010, the reclamation fund assets were liquidated.  During 2010, Vermilion withdrew $0.8 million from the reclamation fund before it was liquidated (2009 - $nil).

As at December 31, 2009 Vermilion’s reclamation fund investments consisted of:

2009
Cash and short term investments, at fair value	$22,028
Equity and debt securities, at fair value	46,975
$69,003

2010 Audited Annual Financial Statements – Exhibit 99.3

6.     LONG-TERM DEBT

As at December 31, 2010, Vermilion had a syndicated revolving credit facility allowing for maximum borrowings of $675 million.  The revolving period under the revolving credit facility is expected to expire in June 2011 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders do not extend the term of the revolving facility, the amounts outstanding become repayable 24 months after the expiry of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

The revolving credit facility is secured by various fixed and floating charges against subsidiaries of Vermilion.  Under the terms of the revolving credit facility, Vermilion must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $1.9 million as at December 31, 2010 (2009 - $85.1 million).

7.     INCOME TAXES

The net future income tax liability at December 31, 2010 and 2009 is comprised of the following:

	2010	2009
Future income tax liabilities:
Capital assets	$(243,337)	$(223,918)
Derivative contracts	-	(4,346)
Partnership income deferral	(6,427)	-
Asset retirement obligations	(36,810)	(41,602)
Basis difference of investments	(777)	(1,090)
Unrealized foreign exchange	(19,973)	(11,305)
Future income tax assets:
Derivative contracts	708	-
Capital assets	57,654	67,403
Non-capital losses	112,442	66,145
Partnership loss deferral	-	12,449
Other	1,894	1,298
Share issue costs	2,259	2,011
Asset retirement obligations	39,764	33,222
Net future income tax (liability)	$(92,603)	$(99,733)
Comprised of:
Current future income tax asset	$2,902	$-
Non-current future income tax asset	151,477	119,714
Current future income tax liability	-	(683)
Non-current future income tax liability	(246,982)	(218,764)
Net future income tax (liability)	$(92,603)	$(99,733)

2010 Audited Annual Financial Statements – Exhibit 99.3

7.     INCOME TAXES (Continued)

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 28.00% (2009 – 29.00%), as follows:

	2010	2009
Earnings before income taxes and non-controlling interest	$136,822	$201,941
Canadian corporate tax rate	28.00%	29.00%
Expected tax expense	38,310	58,563
Increase (decrease) in taxes resulting from:
Income attributable to Unitholders prior to corporate conversion (Note 1)	(34,226)	(48,252)
Tax incentive programs	(1,931)	(5,645)
Foreign tax rate differentials 1	4,772	4,390
Equity based compensation expense	7,888	5,277
Amended returns and pool estimate variances	2,370	137
Foreign exchange	(9,704)	(11,624)
Statutory rate changes and differences in reconciliation rate from the expected rates at reversal for non-capital losses recognized during the period	4,796	791
Other	4,300	1,526
Adjustment for capitalized interest	2,197	800
Adjustment to provisions for tax positions taken	(1,454)	3,340
Non-taxable portion of capital gains	-	(10,837)
Provision for income taxes	$17,318	$(1,534)
1 The corporate tax rate is 34.4% in France, 43.2% in the Netherlands, 30.0% in Australia and 25.0% in Ireland.

8.     SHAREHOLDERS’ CAPITAL, UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

As a result of the conversion from an income trust to a corporation on September 1, 2010 (see Note 1), all of the outstanding units of the Trust were exchanged on a one-for-one basis for common shares of Vermilion.  Exchangeable shares of Vermilion Resources Ltd. were converted to common shares of Vermilion at the prevailing exchange ratio of 1.89344 (see Note 9).

Vermilion is authorized to issue an unlimited number of common shares.

Unitholders’ Capital	Number of Units	Amount
Balance as at December 31, 2008	70,212,769	$444,353
Issued on conversion of exchangeable shares (Note 9)	132,569	4,048
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	945,982	2,817
Transfer from contributed surplus for unit based awards	-	16,846
Units issued for bonus plan	23,790	635
Unit-settled distributions on vested unit based awards	116,918	2,862
Unit issuance	8,091,000	240,106
Balance as at December 31, 2009	79,523,028	$711,667
Distribution reinvestment plan	718,424	23,185
Issued on conversion of exchangeable shares (Note 9)	4,547	151
Issuance of units on vesting of trust unit award plan grants	555,459	17,733
Trust units issued for bonus plan	28,624	1,009
Unit-settled distributions on vested unit based awards	113,527	3,934
Trust units exchanged pursuant to corporate conversion	(80,943,609)	(757,679)
Balance as at August 31, 2010	-	$-

2010 Audited Annual Financial Statements – Exhibit 99.3

8.     SHAREHOLDERS’ CAPITAL, UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS (Continued)

Shareholders’ Capital	Number of Shares	Amount
Balance as at August 31, 2010	-	$-
Issuance of common shares for trust units pursuant to corporate conversion	80,943,609	757,679
Dividend reinvestment plan	468,087	17,639
Issuance of common shares for exchangeable shares pursuant to corporate conversion (Note 9)	7,586,546	270,612
Balance as at December 31, 2010	88,998,242	$1,045,930

	2010	2009
Contributed Surplus
Opening balance	$30,413	$29,698
Equity based compensation expense (excluding bonus plan)	27,161	17,561
Transfer to shareholders’ capital for equity based awards	(17,733)	(16,846)
Ending balance	$39,841	$30,413

On October 30, 2009, Vermilion completed the sale of 7,282,000 trust units at $30.90 per trust unit which resulted in net proceeds of $213.8 million after deducting the underwriters’ fee.  The underwriters subsequently exercised the over-allotment option associated with the offering resulting in the issuance of an additional 809,000 trust units for $23.8 million in net proceeds.

Vermilion’s dividend reinvestment plan allows eligible shareholders to purchase additional shares at a 5% discount to market by reinvesting their cash dividends.  The plan had previously been suspended in May 2008 and was reinstated by Vermilion effective January 15, 2010.

The total of cash distributions and dividends declared for the year ended December 31, 2010 was $189.7 million (2009 - $166.4 million).

Dividends are determined and declared by the Board of Directors after considering the Company’s earnings as well as current and anticipated financial requirements.  Dividends are subject to solvency tests imposed by the Business Corporations Act (Alberta) and are paid monthly.

9.     NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Vermilion had previously recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

The non-controlling interest on the consolidated balance sheets consisted of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest.  The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represented the share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

As a result of the corporate conversion (see Note 1), Vermilion issued 7,586,546 common shares in exchange for all remaining 4,006,753 exchangeable shares based on an exchange ratio of 1.89344.  There were no exchangeable shares outstanding following the conversion.

The conversion of exchangeable shares was accounted for as an acquisition of the non-controlling interest at fair value. The fair value of the common shares issued in consideration for the non-controlling interest represented by the exchangeable shares was $270.6 million. The difference between that amount and the carrying value of the non-controlling interest of $109.0 million resulted in increases to capital assets of $189.9 million, goodwill of $31.7 million and future income tax liability of $60.0 million.

2010 Audited Annual Financial Statements – Exhibit 99.3

9.     NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES (Continued)

The following table summarizes the changes in the outstanding exchangeable share balance:

	Dec 31, 2010	Dec 31, 2009
Exchangeable Shares
Opening number of exchangeable shares	4,009,253	4,085,605
Exchanged for trust units (Note 8)	(2,500)	(76,352)
Exchanged for common shares pursuant to corporate conversion (Notes 1 and 8)	(4,006,753)	-
Ending balance	-	4,009,253
Ending exchange ratio	-	1.80065
Units issuable upon conversion	-	7,219,261

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	Dec 31, 2010	Dec 31, 2009
Non-controlling interest, beginning of year	$100,824	$84,523
Current year net earnings attributable to the non-controlling interest	8,241	17,977
Reduction of book value for conversion to trust units	(64)	(1,676)
Reduction of book value for conversion to common shares	(109,001)	-
Non-controlling interest, end of year	$-	$100,824

10.   EQUITY BASED COMPENSATION PLANS

Vermilion Incentive Plan

The Vermilion Incentive Plan (the “VIP Plan”), formerly the Trust Unit Award Plan (the “TAP Plan”) is the Company’s long-term incentive plan for directors, officers, employees and consultants under which grantees receive awards representing unvested shares of Vermilion.  At vesting, the ultimate number of unrestricted shares received by the grantee is adjusted for the cumulative dividends which notionally accrue to the awards during the vesting period and the resulting total is multiplied by a performance factor which ranges from zero to two times the number of awards originally granted.

The performance factor is determined by the Board of Directors after consideration of a number of key corporate performance measures including, but not limited to shareholder return, capital efficiency metrics, production and reserves growth as well as safety performance.  The total expense recognized over the vesting period for a VIP Plan award is based on the fair value of the unvested share at the date of grant adjusted for the performance factor ultimately achieved.

The following table summarizes information about the awards granted under the TAP plan and the VIP Plan.  The table does not reflect the exchange of TAP plan awards for VIP plan awards as the exchange was completed on a one-for-one basis.

Number of Awards	2010	2009
Opening balance	1,417,314	1,208,255
Granted	845,199	663,113
Vested	(447,714)	(382,239)
Forfeited	(131,023)	(71,815)
Closing balance	1,683,776	1,417,314

Compensation expense of $27.2 million was recorded during the year ended December 31, 2010 (2009 - $17.6 million) related to the VIP and TAP Plans.

2010 Audited Annual Financial Statements – Exhibit 99.3

10.  EQUITY BASED COMPENSATION PLANS (Continued)

Phantom Award Incentive Plan
For certain employees that are not eligible to participate in the VIP Plan, the Company’s Phantom Award Incentive Plan provides for cash payments based on the market value of a share.  The cash consideration paid is adjusted to reflect cumulative dividends which notionally accrue to the awards during the vesting period and the resulting total is multiplied by a performance factor which ranges from zero to two times the number of awards originally granted.  The performance factor is determined in the same manner as that applied to the VIP Plan.

Compensation expense recognized is based on the closing market price of a share adjusted to reflect the Company’s best estimate of the performance factors which will ultimately be achieved.  The resulting liability is remeasured at each reporting date.  The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.

Compensation expense for this cash settled plan of $3.4 million was recorded during the year ended December 31, 2010 (2009 - $1.2 million).

11.  PER SHARE OR UNIT AMOUNTS

Basic and diluted net earnings per share or unit have been determined based on the following:

	2010	2009
Net earnings	$111,263	$185,498
Non-controlling interest - exchangeable shares	-	17,977
Net earnings for diluted net earnings per share or unit calculation	$111,263	$203,475

Basic weighted average shares or units outstanding	83,155,116	72,405,606
Dilutive impact of units issuable on conversion of exchangeable shares	-	7,279,431
Dilutive impact of equity based award plans	1,342,163	884,570
Diluted weighted average shares or units outstanding	84,497,279	80,569,607

Basic net earnings per share or unit has been calculated based on net earnings divided by the basic weighted average shares or units outstanding.  All outstanding potential shares or units related to incentive plans were dilutive for the years ended December 31, 2010 and 2009 and therefore have been included in the calculations of diluted earnings per share or unit for both periods.  Outstanding potential units related to the exchangeable shares were only dilutive for the year ended December 31, 2009 therefore have only been included in the calculation of diluted earnings per unit in that period.

When outstanding share or units related to exchangeable shares are included in the diluted earnings per share or unit calculation, earnings attributable to the non-controlling interest related to those exchangeable shares are added back to net earnings in the calculation.

2010 Audited Annual Financial Statements – Exhibit 99.3

12.  DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes.  Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period.  During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production.  Vermilion has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption.  Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The following table summarizes Vermilion’s outstanding financial derivative positions as at December 31, 2010.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2011 to June 2011	US $1.00/bbl	2,400	$ 80.00 - $107.60
January 2011 to June 2011	US $1.00/bbl	2,400	$ 75.00 - $ 97.85
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.20
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.25
July 2011 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
July 2011 to December 2011	US $1.00/bbl	2,400	$ 77.25 - $ 98.50
Collar - BRENT
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.75 - $ 96.00
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.50 - $ 96.00
January 2011 to December 2011	US $0.00/bbl	750	$ 77.00 - $ 95.40
January 2011 to December 2011	US $1.00/bbl	750	$ 78.00 - $ 98.10
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.05
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $105.60
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $104.80
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $106.10
Call Spread - BRENT
January 2011 to December 2011	US $6.08/bbl1	960	$ 65.00 - $ 85.00
January 2011 to December 2011	US $5.15/bbl1	600	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
January 2011 to October 2011	$0.00/GJ	700	$5.13
Risk Management: Foreign Exchange	Notional Principal ($US) / Month		Fixed rate ($CDN / $US)
US Dollar Forward Sale
January 2011 to December 2011		$750,000	$1.07
January 2011 to December 2011		$750,000	$1.07
1 The funded amounts for these instruments were paid in a prior period.

2010 Audited Annual Financial Statements – Exhibit 99.3

12.  DERIVATIVE INSTRUMENTS (Continued)

The following table reconciles the change in the fair value of Vermilion’s derivative contracts:

	2010	2009
Fair value of contracts, beginning of year	$14,341	$15,204
Reversal of opening unrealized (gain) on contracts settled during the year	(6,842)	(11,959)
Realized gain on contracts settled during the year	13,154	5,389
Unrealized (loss) gain during the year on contracts outstanding at the end of the year	(10,218)	11,096
Net (receipt from) counterparties on contract settlements during the year	(13,154)	(5,389)
Fair value of contracts, end of year	(2,719)	14,341
Comprised of:
Current derivative asset	10,249	8,217
Current derivative liability	(12,143)	(1,772)
Non-current derivative asset	942	7,896
Non-current derivative liability	(1,767)	-
Fair value of contracts, end of year	$(2,719)	$14,341

The loss (gain) on derivative instruments for the years is comprised of the following:

	2010	2009
Realized (gain) on contracts settled during the year	$(13,154)	$(5,389)
Reversal of opening unrealized gain on contracts settled during the year	6,842	11,959
Unrealized loss (gain) during the year on contracts outstanding at the end of the year	10,218	(11,096)
Loss (gain) on derivative instruments	$3,906	$(4,526)

13.  CASH FLOW INFORMATION

The following details the changes in non-cash working capital:

	2010	2009
Accounts receivable	$(30,278)	$6,743
Crude oil inventory	(5,472)	6,932
Prepaid expenses and other	400	3,555
Accounts payable and accrued liabilities and income taxes payable	111,882	(96,790)
Foreign exchange	2,197	1,147
Changes in non-cash working capital	78,729	(78,413)

Changes in non-cash operating working capital	$64,656	$(76,782)
Changes in non-cash investing working capital	14,073	(1,631)
Changes in non-cash working capital	$78,729	$(78,413)

2010 Audited Annual Financial Statements – Exhibit 99.3

14.  SEGMENTED INFORMATION

Vermilion has operations principally in Canada, France, the Netherlands, Australia and Ireland. Vermilion’s entire operating activities are related to exploration, development and production of petroleum and natural gas.

	2010	2009
Petroleum and natural gas revenue
Canada	$185,241	$152,087
France	249,031	203,142
Netherlands	73,789	68,087
Australia	219,744	216,435
Ireland	-	-
	$727,805	$639,751
Net earnings (loss)
Canada	$(54,394)	$25,635
France	92,495	69,497
Netherlands	19,149	21,319
Australia	60,979	73,380
Ireland	(6,966)	(4,333)
	$111,263	$185,498
Capital expenditures
Canada	$242,900	$75,973
France	54,965	62,457
Netherlands	11,017	26,338
Australia	51,457	6,739
Ireland	78,498	182,695
	$438,837	$354,202
Total assets
Canada	$906,407	$711,435
France	743,119	575,426
Netherlands	190,473	180,803
Australia	293,691	250,780
Ireland	448,026	366,232
	$2,581,716	$2,084,676

15.  COMMITMENTS

Vermilion has the following future commitments associated with its operating leases as at December 31, 2010:

	2011	2012	2013	2014	2015	Thereafter	Total
Payments by period	$5,864	$6,845	$6,845	$6,845	$6,845	$45,521	$78,765

2010 Audited Annual Financial Statements – Exhibit 99.3

16.  COMPONENTS OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at December 31, 2010 and December 31, 2009 was comprised solely of monies on deposit with banks.

17.  CAPITAL DISCLOSURES

In managing capital, Vermilion reviews whether fund flows from operations, (a non-GAAP measure, defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled) is sufficient to pay for all capital expenditures, dividends and abandonment and reclamation expenditures.  To the extent that the forecasted fund flows from operations is not expected to be sufficient in relation to these expenditures, Vermilion will evaluate its ability to finance any excess with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

As a part of the management of capital which Vermilion defines as net debt and shareholders’ capital, Vermilion monitors the ratio of net debt (a non-GAAP measure, which is defined as long-term debt as shown on the consolidated balance sheets plus working capital) to fund flows from operations.

Vermilion typically strives to maintain a ratio of net debt to fund flows from operations near 1.0.  In a commodity price environment where prices trend higher, Vermilion may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher.  At times, Vermilion will use its balance sheet to finance acquisitions and in these situations, Vermilion is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months.  This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity and the utilization of excess fund flows from operations to reduce outstanding indebtedness.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	2010	2009
Long-term debt	$302,558	$159,723
Current liabilities	340,934	217,563
Current assets	(343,099)	(256,886)
Net debt [1]	$300,393	$120,400
Cash flows from operating activities	$421,282	$230,316
Changes in non-cash operating working capital	(64,656)	76,782
Asset retirement obligations settled	6,861	10,139
Fund flows from operations [2]	$363,487	$317,237
Ratio of net debt to fund flows from operations ([1] ÷ [2])	0.8	0.4

For 2010 and 2009, the ratio of net debt to fund flows from operations was 0.8 and 0.4, respectively.  The 2009 year end figure of 0.4 reflects the sale of Verenex (see Note 3) and the equity offering which closed in the fourth quarter of 2009 (see Note 8).  In 2010, as a result of capital expenditures associated with Canadian development activities and the Corrib project (see Note 3), the ratio of net debt to fund flows from operations increased but has remained within Vermilion’s target range.

In relation to its long-term debt, Vermilion is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, accretion and other certain non-cash items).  During the periods covered by these consolidated financial statements, Vermilion continued to comply with this externally imposed capital requirement.

2010 Audited Annual Financial Statements – Exhibit 99.3

18.  FINANCIAL INSTRUMENTS

The following table summarizes information relating to Vermilion’s financial instruments as at December 31, 2010 and December 31, 2009:

Classification of Financial Instruments

Class of	Location on		Related Income	Carrying Amount and		Fair Value
Financial	Consolidated	Accounting	or Expense Account	Fair Value of Asset (Liability)		Measurement
Instruments	Balance Sheet	Designation	on Statement of Earnings	as at:		Hierarchy
				Dec 31, 2010	Dec 31, 2009
Cash	Cash and cash equivalents	HFT-B	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$145,623	$99,066	Level 1
Short-term investments	Short-term investments	HFT-A	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$15,132	$15,895	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange loss (gain). Impairments are recognized as general and administration expense	$147,329	$117,051	Not applicable
Derivative assets	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$11,191	$16,113	Level 2
Derivative liabilities	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$(13,910)	$(1,772)	Level 2
Reclamation fund investments	Reclamation fund	HFT-A	Other income or expense	$-	$69,003	Level 1
Portfolio investments	Long-term investments	HFT-A	Other income or expense	$3,108	$4,342	Level 1
Payables	Accounts payable and accrued liabilities. Dividends or distributions payable	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$(269,996)	$(212,742)	Not applicable
Long-term debt	Long-term debt	OTH	Interest	$(302,558)	$(159,723)	Not applicable
Long-term debt	Amount due pursuant to acquisition	OTH	None	$(114,349)	$(111,402)	Not applicable

Accounting designations used in the above table:

HFT-A – Designated by Vermilion as “Held for trading” upon initial recognition.  Financial assets and liabilities designated as “Held for trading” are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings.

HFT-B – Classified as “Held for trading” in accordance with Section 3855 of the CICA Handbook.  As with HFT-A instruments, these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR – “Loans and receivables” are initially recognized at fair value and subsequently are measured at amortized cost.  Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH – “Other financial liabilities” are initially recognized at fair value and subsequently are measured at amortized cost.  Interest is recognized in net earnings using the effective interest method.  Foreign exchange gains and losses are recognized in net earnings.

Level 1– Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2– Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3– Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

2010 Audited Annual Financial Statements – Exhibit 99.3

18.  FINANCIAL INSTRUMENTS (Continued)

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.  Fair values for derivative assets and derivative liabilities are determined using option pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.  Fair values for portfolio investments and reclamation fund investments are determined by reference to published price quotations in active markets.  The carrying value of receivables and payables approximate their fair value due to their short maturities.  The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.  The amount due pursuant to acquisition was determined by calculating the expected value of the future payment due to the vendor based on management’s best estimates associated with the timing of first commercial gas and discounting the resulting amount.  The discount rate which would be used to present value this obligation as at December 31, 2010 would not differ significantly from the discount rate originally used.

The carrying value of amount due pursuant to acquisition is indicative of the fair value as the associated discount rate has remained stable.

Nature and Extent of Risks Arising From Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:
Vermilion extends credit to customers and it may, from time-to-time, be due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security. Cash held on behalf of the Company by financial institutions is also subject to credit risk related to the credit profile of those institutions.

Currency risk:
Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables and derivative assets and liabilities.  The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities.  Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Commodity price risk:
Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows.  Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Equity price risk:
At December 31, 2010, Vermilion held portfolio investments in equity securities with a fair value of $3.1 million (2009 - $4.3 million).  The fair value of these instruments is exposed to changes in the prices of the underlying equities.

Interest rate risk:
Vermilion’s debt is primarily comprised of short-term bankers acceptances that bear interest at market rates. Accordingly, Vermilion’s exposure to interest rate risk in relation to its long-term debt at the balance sheet date is not material.

Liquidity risk:
Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

2010 Audited Annual Financial Statements – Exhibit 99.3

18.  FINANCIAL INSTRUMENTS (Continued)

The nature of these risks and Vermilion’s strategy for managing these risks has not changed significantly from the prior period.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:
As at December 31, 2010 Vermilion’s maximum exposure to receivable credit risk was $158.5 million (2009 - $133.2 million) which is the aggregate value of receivables and derivative assets at the balance sheet date.  Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, Vermilion has satisfactorily reviewed the counterparty for creditworthiness.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:
The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities as at December 31, 2010 and December 31, 2009:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
December 31, 2010	89,063	163,110	17,823	438,371
December 31, 2009	117,911	84,911	9,920	302,691

Vermilion’s derivative financial liabilities settle on a monthly basis.

Market risk:
Vermilion is exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions.  The following table summarizes what the impact on net earnings before tax would be for the years ended December 31, 2010 and 2009 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date.  The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Year ended December 31, 2010:

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on December 31, 2010	$(2,473)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on December 31, 2010	$2,473
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on December 31, 2010	$2,527
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on December 31, 2010	$(2,527)
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on December 31, 2010	$773
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on December 31, 2010	$(773)
Commodity price risk	Increase in relevant oil reference price at December 31, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$(11,440)
	Decrease in relevant oil reference price at December 31, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$9,950

2010 Audited Annual Financial Statements – Exhibit 99.3

18.  FINANCIAL INSTRUMENTS (Continued)

Year ended December 31, 2009:

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on December 31, 2009	$(3,283)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on December 31, 2009	$3,283
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on December 31, 2009	$1,495
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on December 31, 2009	$(1,495)
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on December 31, 2009	$(1,190)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on December 31, 2009	$1,190
Commodity price risk	Increase in relevant oil reference price at December 31, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$1,788
	Decrease in relevant oil reference price at December 31, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$(2,264)

Reasonably possible changes in interest rates and natural gas prices would not have had a material impact on net earnings for the years ended December 31, 2010 and 2009.

19.  SUBSEQUENT EVENTS

On February 10, 2011, Vermilion closed a private placement offering of $225 million of senior unsecured notes.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.  Concurrent with the issuance of the notes, the Company’s credit facility was reduced from $675 million to $635 million.

20.  ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises such as Vermilion.  Accordingly, all financial statements presented by Vermilion after that date will be prepared under IFRS.

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of Vermilion have been prepared in accordance with Canadian GAAP which, in most respects, conforms to accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The significant differences, as they apply to Vermilion, are shown below.

2010 Audited Annual Financial Statements – Exhibit 99.3

The application of U.S. GAAP would have had the following effect on Vermilion’s net earnings, comprehensive income and retained earnings:

	2010	2009
Net earnings and comprehensive income as reported under Canadian GAAP	$111,263	$185,498
Differences having the effect of increasing (decreasing) net earnings
Equity based compensation (a)	(9,457)	(10,427)
Non-controlling interest adjustment (c)	8,241	17,977
Depletion, depreciation and accretion (c and d)	(14,343)	(284,736)
Equity method accounting adjustments (e)	-	(28,626)
Future income tax consequences of U.S. GAAP adjustments (g)	485	73,702
Net earnings (loss) and comprehensive income (loss) under U.S. GAAP	96,189	(46,612)
Deficit, beginning of year, under U.S. GAAP	(2,110,550)	(1,377,857)
Distributions declared (Canadian and U.S. GAAP)	(122,236)	(166,385)
Dividends declared (Canadian and U.S. GAAP)	(67,508)	-
Temporary equity adjustment to deficit (b)	(239,288)	(519,696)
Deficit, end of year, under U.S. GAAP	$(2,443,393)	$(2,110,550)
Net earnings (loss) per share or unit under U.S. GAAP
Basic	$1.09	$(0.58)
Diluted	$1.07	$(0.58)
Weighted average shares or units outstanding (c)
Basic	88,213,105	79,685,037
Diluted	89,638,358	79,685,037

The application of U.S. GAAP would have had the following effect on the consolidated balance sheets:

	2010	2010	2009	2009
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
ASSETS
Current
Cash and cash equivalents	$145,623	$145,623	$99,066	$99,066
Short-term investments	15,132	15,132	15,895	15,895
Accounts receivable	147,329	147,329	117,051	117,051
Crude oil inventory	10,707	10,707	5,235	5,235
Derivative instruments	10,249	10,249	8,217	8,217
Prepaid expenses and other	11,157	11,157	11,422	11,422
Future income taxes	2,902	2,902	-	-
	343,099	343,099	256,886	256,886
Derivative instruments	942	942	7,896	7,896
Future income taxes (g)	151,477	334,903	119,714	297,132
Long-term investments	3,108	3,108	4,342	4,342
Goodwill (c)	51,589	19,840	19,840	19,840
Reclamation fund	-	-	69,003	69,003
Capital assets (c and d)	2,031,501	1,001,060	1,606,995	780,868
	$2,581,716	$1,702,952	$2,084,676	$1,435,967

2010 Audited Annual Financial Statements – Exhibit 99.3

	2010	2010	2009	2009
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
LIABILITIES
Current
Accounts payable and accrued liabilities	$253,086	$253,086	$197,633	$197,633
Unit based compensation liability (a)	-	-	-	23,772
Dividends or distributions payable	16,910	16,910	15,109	15,109
Derivative instruments	12,143	12,143	1,772	1,772
Income taxes payable	58,795	58,795	2,366	2,366
Future income taxes	-	-	683	683
	340,934	340,934	217,563	241,335
Derivative instruments	1,767	1,767	-	-
Long-term debt	302,558	302,558	159,723	159,723
Amount due pursuant to acquisition	114,349	114,349	111,402	111,402
Asset retirement obligations	274,560	274,560	237,110	237,110
Unit based compensation liability (a)	-	-	-	9,737
Future income taxes (g)	246,982	148,305	218,764	174,586
	1,281,150	1,182,473	944,562	933,893
Non-controlling interest - exchangeable shares (c)	-	-	100,824	-
Temporary equity (b and c)	-	-	-	2,612,624

SHAREHOLDERS’ OR UNITHOLDERS’ EQUITY
Shareholders’ capital (b)	1,045,930	2,923,146	-	-
Unitholders’ capital (b)	-	-	711,667	-
Contributed surplus (a)	39,841	40,726	30,413	-
Retained earnings (deficit)	214,795	(2,443,393)	297,210	(2,110,550)
	1,300,566	520,479	1,039,290	(2,110,550)
	$2,581,716	$1,702,952	$2,084,676	$1,435,967

a)      Equity based compensation

Prior to the corporate conversion (see Note 1), Vermilion’s equity based compensation plan was accounted for as a liability plan under U.S. GAAP as the trust units underlying the plan were redeemable for cash on demand.  Under Canadian GAAP, the plan has always been accounted for as an equity plan.  Liability plan accounting required that the fair value of the awards be remeasured at each reporting date until settlement, with the corresponding changes in the fair value reflected in net earnings.  Settlement was considered to have occurred after the unitholder had been subject to the risks and awards of trust unit ownership for a reasonable period of time after the award had vested.  Upon settlement, the fair value of the award was reclassified to temporary equity (see “b” below).

As a result of the corporate conversion, Vermilion’s equity based compensation plan awards are now settled in non-redeemable common shares resulting in equity plan accounting under U.S. GAAP.  Accordingly, at the date of conversion, the fair value of the vested portion of outstanding awards was reclassified from liability to contributed surplus.  As the amount reclassified to contributed surplus under U.S. GAAP was determined based on the fair value of a trust unit at the date of the corporate conversion rather than at the grant date, the amount of contributed surplus as at December 31, 2010 under U.S. GAAP differs from that under Canadian GAAP.

U.S. GAAP requires that expected forfeitures be reflected in the determination of equity based compensation expense.  Under Canadian GAAP, Vermilion accounts for forfeitures as they occur.  For the year ended December 31, 2010, Vermilion estimated an annual forfeiture rate of 4.09% when determining equity based compensation expense under U.S. GAAP (2009 - 13.26%).

2010 Audited Annual Financial Statements – Exhibit 99.3

b)    Temporary equity

As trust units were redeemable on demand for cash and as exchangeable shares could only be redeemed for trust units under the terms of the Trust Indenture, prior to the corporate conversion (see Note 1), U.S. GAAP required that trust units and exchangeable shares be carried at their redemption value as temporary equity with changes in the redemption value reflected as adjustments to retained earnings.  Under Canadian GAAP, the trust units were considered permanent equity.  As a result of the corporate conversion, outstanding trust units and exchangeable shares were exchanged for non-redeemable common shares and accordingly, the balance in temporary equity of $2.91 billion as at the date of the corporate conversion was reclassified to shareholders’ capital.

c)    Non-controlling interest adjustment

Under Canadian GAAP, exchangeable shares were classified as non-controlling interest as they represented a minority ownership in a subsidiary of the Trust.  As the exchangeable shares could only be exchanged for trust units, they were classified as temporary equity under U.S. GAAP.  Accordingly, non-controlling interest net income as recorded under Canadian GAAP has been eliminated.  In addition, increases to capital assets and goodwill recorded under Canadian GAAP of $190.0 million and $31.7 million, respectively (2009 - $3.2 million and nil, respectively) relating to the conversion of exchangeable shares prior to and upon the corporate conversion during the year ended December 31, 2010, as well as the related future income taxes and depletion effects, have been eliminated.

Under U.S. GAAP, the exchangeable shares were included in the calculation of basic weighted average trust units outstanding whereas under Canadian GAAP they were only incorporated into diluted weighted average trust units outstanding.

d)    Ceiling tests and depletion

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on the average of the first of the month price for the twelve-month period prior to the balance sheet date), plus the cost of properties not being amortized (for example, major development projects) net of the income tax effects related to the differences between book and tax bases.  Under Canadian GAAP, an impairment loss occurs when the carrying amount of the Company’s property, plant and equipment exceeds the estimated undiscounted future net cash flows associated with the Company’s proved reserves.  If an impairment loss is determined to have occurred, the costs carried on the consolidated balance sheet in excess of the discounted future net cash flows associated with the Company’s proved and probable reserves are charged to income.  The application of the impairment test under U.S. GAAP at December 31, 2010 resulted in a writedown of capitalized costs of $98.1 million on a before-tax basis (2009 - $363.2 million) which is reflected as additional depletion expense.

As a result of historical impairments recorded under U.S. GAAP, Vermilion’s depletion expense was lower than determined under Canadian GAAP by $83.8 million for the year ended December 31, 2010 (2009 - $78.5 million).

e)     Equity method accounting adjustments

The gain recorded in 2009 associated with the sale of Verenex differed under U.S. GAAP as a result of previous dilutions gains and historical depletion adjustments.  Under U.S. GAAP, the gain associated with this sale was $51.8 million.

f)     Effect on consolidated statements of cash flows

Vermilion presents a subtotal before changes in non-cash working capital and asset retirement costs incurred in the consolidated statement of cash flows.  This subtotal would not be presented in a cash flow statement prepared in accordance with U.S. GAAP.

2010 Audited Annual Financial Statements – Exhibit 99.3

g)    Future income taxes

As a result of adjustments to capital assets associated with the conversion of exchangeable shares (see “c” above) as well as historical differences related to ceiling tests and depletion (see “d” above), future income taxes under U.S. GAAP differs from that reported under Canadian GAAP.

2010 Audited Annual Financial Statements – Exhibit 99.3

DIRECTORS

Larry J. Macdonald 1, 2, 3, 4, 5
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson 2, 3
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich 2, 4, 5
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi 2, 3
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison 2, 4, 5
Sugar Land, Texas

Timothy R. Marchant 3, 4, 5
Calgary, Alberta

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

ANNUAL GENERAL MEETING

May 6, 2011 at 10:00 a.m.
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS AND KEY PERSONNEL

CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Paul L. Beique
Vice President Capital Markets

Mona Jasinski, M.B.A., C.H.R.P.
Vice President People

Raj C. Patel, P.Eng.
Vice President Marketing

Daniel Goulet, P.Eng.
Director Production and Operations

Cameron A. Hercus, MSc
Director Exploitation and New Growth

Dean N. Morrison, CFA
Director Investor Relations

Gerardo Rivera
Director Commercial

Robert (Bob) J. Engbloom, LL.B
Corporate Secretary

EUROPE
Peter Sider, P.Eng.
Vice President European Operations

David Burghardt, P.Eng.
Director Exploitation

Scott Ferguson, P.Eng.
Director European Operations

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

Citibank N.A., Canadian Branch
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
Toronto Stock Exchange
Symbol:     VET
US OTC
Symbol:     VEMTF

INVESTOR RELATIONS CONTACT
Paul L. Beique, Vice President Capital Markets
Dean Morrison, Director Investor Relations
403.269.4884 TEL
403.476.8100 FAX
1.866.895.8101 TOLL FREE
investor_relations@vermilionenergy.com

3500, 520 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0R3
403.269.4884 tel   |   403.476.8100 fax   |   866.895.8101 IR Toll Free
www.vermilionenergy.com   |   investor_relations@vermilionenergy.com